1- 8339

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from _________ to _________

Commission file number _______________

a. Full title of the Plan:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

VANGUARD INTERNATIONAL GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD U. S. GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WINDSOR II FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD 500 INDEX FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD ASSET ALLOCATION FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WELLINGTON FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN
OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 27, 2002

BY [signature]
T. H. Mullenix, Member
Board of Managers

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2001 and 2000

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG

2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Independent Auditors' Report

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2002

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments (note 4):		
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$ 108,488,889	$ 70,112,360
Mutual funds:		
International stock fund	2,910,844	2,629,318
Diversified equity fund	32,971,537	39,145,144
Equity growth and income funds	36,714,964	31,255,381
Balanced funds	15,451,412	11,338,619
Common collective trust - fixed income funds	14,048,336	10,381,573
Total investments	210,585,982	164,862,395
Receivables:		
Employees' contributions	1,425,432	65,869
Employers' contributions	188,393	6,867
Total receivables	1,613,825	72,736
Assets available for benefits	$ 212,199,807	$ 164,935,131

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2001 and 2000

	2001	2000
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 4)	$ 9,112,840	$ (48,737,015)
Dividends	2,957,480	14,120,343
Interest	710,135	567,634
Total investment income (loss)	12,780,455	(34,049,038)
Contributions:		
Employee contributions	40,191,822	40,293,927
Employer contributions - Stock	5,200,567	5,185,916
Total contributions	45,392,389	45,479,843
Distributions due to retirement, death, etc.	(10,908,168)	(8,195,377)
Net increase	47,264,676	3,235,428
Assets available for benefits:		
Beginning of year	164,935,131	161,699,703
End of year	$ 212,199,807	$ 164,935,131

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and participating subsidiaries (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

The Plan has elected the alternative method of compliance with the annual reporting requirements prescribed in the Department of Labor rules and regulations for reporting and disclosure under ERISA.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with accounting principles generally accepted in the United States of America. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms.

The Plan's investment in Norfolk Southern Corporation Common Stock (Stock) is included in a Master Trust with investments in Stock held by the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. Commingled stock investments consist of shares of Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of Stock and cash included in the Master Trust, reduced by any commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of all plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2001 and December 31, 2000 was 35.6% and 32.3%, respectively. The Plan's fair value of Master Trust investment assets was $108,488,889 at December 31, 2001, and $70,112,360 at December 31, 2000.

Investment income (loss) for the Master Trust was as follows:

	2001	2000
Dividends and interest	$ 3,582,468	$ 11,910,212
Net appreciation (depreciation) in fair value	80,616,160	(105,871,742)
Total investment income (loss)	$ 84,198,628	$ (93,961,530)

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(2) Plan Description

The following is a brief discussion of the Plan as in effect during 2001 and not the complete text of the plan document. Participants should refer to the plan document for more complete information.

(a) General Information

The Plan was established effective April 1, 1995, by resolution adopted on January 24, 1995, by the Board of Directors of NS. The Plan was amended on March 27, 1996, effective April 1, 1995, to make changes necessary to receive a favorable ruling from the Internal Revenue Service (IRS) on the tax-exempt status of the Plan and other ministerial changes.

The purpose of the Plan is to encourage retirement savings among eligible employees. Agreement employees of NS or any participating subsidiary shall be eligible to become a Plan member (Member) on the first day of the calendar month after the expiration of twelve

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

(12) months following the date on which the employee first is employed by and receives compensation from NS, a participating subsidiary, or other subsidiary or affiliate.

The Plan is administered by a Board of Managers (Managers), the three members of which are appointed by the NS Board of Directors. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. All administrative costs arising under the Plan (not including administrative costs of the funds in which plan assets are invested) are paid by the Plan and its members except those expenses which NS and the participating companies choose in their discretion to pay. The Managers receive no remuneration with respect to their service in such capacity.

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, After-Tax Contributions Account, Matching Contributions Account, Thoroughbred Work Incentive Stock Transfer Contribution (TWIST) Account and Rollover Contributions Account.

(c) Basic Pre-Tax, Matching, TWIST and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's basic contributions account in the Plan (Basic Pre-Tax Contributions Account) an amount equal to not less than 1% nor more than 10% of the Member's Compensation, as defined in the Plan (Basic Pre-Tax Contribution). In addition, Members who are former employees of Consolidated Rail Corporation or its subsidiaries who became employees of Norfolk Southern Railway Company under the implementing agreement between Norfolk Southern Railway Company and the American Train Dispatchers Department/BLE (ATDD Members) may elect to contribute unused personal leave days to their Basic Pre-Tax Contributions Account. Such amounts are not eligible for matching contributions. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Internal Revenue Code (IRC). The maximum annual Basic Pre-Tax Contribution for 2001 and 2000 was $10,500 in each year.

NS contributes to the Member's (excluding ATDD Members) matching contributions account (Matching Contributions Account) thirty percent (30%) of the Member's Basic Pre-Tax Contributions not to exceed the lesser of forty-five dollars ($45) per month or one and eight-tenths percent (1.8%) of the Member's compensation, as defined in the Plan (Matching Contribution). This Matching Contribution is invested in the NS Stock Fund. In addition, each Member is allowed to contribute to the Member's After-Tax contributions account (After-Tax Contributions Account) an amount equal to not less than 1% nor more than 5% of the Member's compensation, as defined in the Plan (After-Tax Contributions). NS

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

contributes to the ATDD Members' Matching Contributions Account the lesser of the bonus percentage for the previous plan year multiplied by 20% of the basic Pre-Tax Contributions or After-Tax Contributions made by such ATDD Member during the preceding plan year or 3% of the ATDD Member's Compensation paid during the preceding plan year while a Member. The bonus percentage is the percentage pay-out of maximum bonus achieved for the applicable plan year under NS' bonus program for its non-agreement employees. NS contributes to the Member's TWIST Account the amount each Member is entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

(d) Employee and Employer Rollover Accounts

A Member can contribute amounts representing both employee contributions and employer contributions made to the qualified plan of a former employer, which are eligible rollover distributions. Any amounts held in a Rollover Account will be invested in the same investment options, and in the same proportions, as the Member selects for Basic Pre-Tax and After-Tax Contributions.

The Basic Pre-Tax Contributions Account, the Matching Contributions Account, the TWIST Account, the After-Tax Contributions Account, and the Rollover Account are hereinafter generally referred to as Accounts.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held in the Members' Accounts is retained in the respective accounts of each Member and is reinvested in the investment option from which such income was distributed.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to normal retirement age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of normal retirement age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable. A Member may request that a distribution from the Plan be made directly to another Section 401(k) or tax qualified plan or to an Individual Retirement Account (IRA), as the Member directs. However, no direct transfer will be made of any After-Tax Contributions.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

A Member may withdraw, no more than once during each three-month period measured from the beginning of the plan year, all or a portion of the balance of their After-Tax Contributions Account. The amount of the withdrawal may not be less than $500. The Managers will then distribute to the Member the amount requested, such withdrawal to be made pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested.

A Member may withdraw all or a portion of the balance of the Member's TWIST Account, provided that the contributions being withdrawn have been held in the Plan for not less than two years.

A Member may make a written request to the Managers for withdrawal of all or a portion of the Member's Basic Pre-Tax Contributions Account and/or Employee Rollover Account on the basis of hardship as more fully described in the Plan.

(g) Transfers to other Plans of NS

A Member may be allowed to transfer as a direct transfer their accounts to another Section 401(k) plan of NS or of a subsidiary or affiliated company if the Managers determine that the other plan of NS or of its subsidiary or affiliate is comparable to this Plan, and the employee is eligible to participate in the other NS plan.

(h) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

(3) Investment Program

A Member's investment election will apply to the Member's Basic Pre-Tax, After-Tax, and Rollover Contributions Accounts. A Member may not make separate investment elections for each account. If a Member does not provide for the allocation of Contributions, the Member will be deemed to have allocated Contributions to the Vanguard Wellington Fund.

For 2001 and 2000, Matching Contributions and TWIST Contributions were invested exclusively in Stock held in the Master Trust. Beginning March 1, 2002, a Member may elect for Matching Contributions and TWIST Contributions to be invested in any investment option available under the Plan if the Member has participated in the Plan for at least 2 years.

(4) Investments

Investments at fair value that represent 5% or more of the Plan's investments are separately identified in the following table:

	December 31,	
	2001	2000
Common stock -		
Plan interest in Master Trust for		
Norfolk Southern Corporation	$ 108,488,889	$ 70,112,360
Value of interests in registered investment company:		
Vanguard US Growth Fund	32,971,537	39,145,144
Vanguard Windsor II Fund	20,425,285	17,919,153
Vanguard 500 Index Fund	16,289,679	13,336,228
Vanguard Wellington Fund	11,833,565	8,644,148
Value of interest in common collective trust -		
Vanguard Retirement Savings Trust	14,048,336	10,381,573

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

During 2001, the Plan's investments appreciated in value by $9,112,840; in 2000, the investments depreciated by $48,737,015. In both 2001 and 2000, the Plan's investments included gains and losses on investments bought and sold as well as held during the year. The details of those gains and losses are as follows:

	Year ended December 31,	
	2001	2000
Mutual funds	$ (17,165,685)	$ (18,547,791)
Common stock	26,278,525	(30,189,224)
	$ 9,112,840	$ (48,737,015)

The majority of the Plan's investments are participant-directed. Certain nonparticipant-directed investments in Stock are held in the Master Trust and amounted to $52,722,354 in 2001 and $37,046,990 in 2000. Information about the significant components of changes in assets relating to these nonparticipant-directed investments is as follows:

	December 31,	
	2001	2000
Beginning balance at fair value	$ 37,046,990	$ 49,266,183
Employer contributions	5,200,567	5,185,916
Dividends	635,332	2,003,302
Other receipts	176,736	112,462
Payments to beneficiaries	(3,765,796)	(1,335,585)
Other disbursements	(235,886)	(187,735)
Net appreciation (depreciation) in fair value	13,664,411	(17,997,553)
Ending balance at fair value	$ 52,722,354	$ 37,046,990

(5) Federal Income Taxes

The Internal Revenue Service (IRS) has issued a determination letter dated August 2, 1996 that the Plan meets the requirements for qualification under Section 401(a) and 401(k) and exemption under Section 501(a) of the Internal Revenue Code (IRC). The Plan has been amended since the determination letter; however, the Managers believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. On February 28, 2002, the Plan filed a Form 5300 (Application for Determination for Employee Benefit Plan) with the IRS. To date the IRS has not ruled on the application.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

(6) Plan Amendments

The Plan was amended, effective January 1, 2002, to take into account changes made to the Internal Revenue Code by the Economic Growth and Tax Relief Reconciliation Act of 2001. Plan amendments include reducing the amount of time that a participant making a hardship withdrawal be prohibited from making elective contributions to the plan from 12 months to 6 months; providing that surviving spouses are eligible for the same rollover options as participants; allowing rollovers upon retirement or separation from service to 403(b) tax-sheltered annuities and 457 governmental plans; and ignoring the portion of the benefit attributable to rollover contributions and allocable earnings when determining whether the $5,000 involuntary cash-out amount has been met. The Plan was also amended, effective January 1, 1997 (as allowed by the remedial amendment period prescribed by the IRS), to specify that the current year method to be used for nondiscrimination testing, as required by the Small Business Job Protection Act of 1996.

The plan was amended effective February 1, 2002, to designate the Plan's portion of the NS Stock Fund as an Employee Stock Ownership Plan (ESOP); to ensure that the Plan complies with the ESOP requirements; and to give Members the option of receiving dividends on NS stock in cash or reinvesting them.

The Plan was amended effective March 1, 2002, to permit funds in the Matching Contributions and TWIST Contributions accounts to be invested in all of the investment options offered by the Plan, provided the Member has participated in the Plan for at least two years.

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain plan investments are Stock included in a Master Trust. The Managers are the administrators as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2001 and 2000

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2001	Year ended December 31, 2000
Benefits paid to participants per the financial statements	$ 10,908,168	$ 8,195,377
Add: Amounts allocated to withdrawing participants	--	--
Less: Amounts allocated to prior year withdrawing participants	--	(30,087)
Benefits paid to participants per Form 5500	$ 10,908,168	$ 8,165,290

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Schedule 1

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Plan interest in Master Trust for			
Norfolk Southern Corporation *	Master Trust Investment Account	$ 131,504,911	$ 108,488,889
Value of Interests in Registered Investment Company:			
Vanguard International Growth Fund*	International Stock Fund	3,621,187	2,910,844
Vanguard U. S. Growth Fund*	Diversified Equity Fund	51,443,188	32,971,537
Vanguard Windsor II Fund*	Equity Growth and Income Fund	21,417,728	20,425,285
Vanguard 500 Index Fund*	Equity Growth and Income Fund	18,005,743	16,289,679
Vanguard Asset Allocation Fund*	Balanced Fund	3,869,558	3,617,847
Vanguard Wellington Fund*	Balanced Fund	12,290,915	11,833,565
		110,648,319	88,048,757
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust*	Fixed Income Fund	14,048,336	14,048,336
	Total investments	$ 256,201,566	$ 210,585,982

* Party-in-interest

See accompanying independent auditors' report.

Schedule 2

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2001

Identity of party involved	Description of assets (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Norfolk Southern Corporation (Master Trust)	Purchase of NS Common Stock Fund	$ 22,344,298	N/A	N/A	N/A	$ 22,344,298	$ 22,344,298	N/A
Norfolk Southern Corporation (Master Trust)	Sale of NS Common Stock Fund	N/A	$ 10,249,986	N/A	N/A	$ 11,846,164	$ 10,249,987	$ (1,596,177)

Note: The above data for the Master Trust includes both participant-directed and nonparticipant-directed funds.

N/A - Not Applicable

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to incorporation by reference in the Registration Statement (No. 333-78939) on Form S-8 of Norfolk Southern Corporation of our report dated June 7, 2002, with respect to the statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, Virginia
June 27, 2002